Exhibit 99.1

58.com Reports Third Quarter 2017 Unaudited Financial Results

BEIJING, November 12, 2017 --58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place for classifieds, today reported its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Financial Highlights

•	Total revenues were RMB2,722.5 million (US$410.2 million1), a 33.3% increase from the same quarter of 2016 in Renminbi amounts, exceeding the higher end of the Company’s guidance of RMB2,650 million.

•	Gross margin was 91.6% compared with 91.4% in the same quarter of 2016.

•	Income from operations was RMB522.4 million (US$78.7 million), compared with income from operations of RMB143.2 million in the same quarter of 2016.

•	Non-GAAP income from operations[2] was RMB663.4 million (US$99.9 million), compared with non-GAAP income from operations of RMB266.3 million in the same quarter of 2016.

•	Net income attributable to 58.com Inc. was RMB353.3 million (US$53.2 million), compared with net loss attributable to 58.com Inc. of RMB199.4 million in the same quarter of 2016.

•	Non-GAAP net income attributable to 58.com Inc.[3] was RMB478.7 million (US$72.1 million), compared with non-GAAP net loss attributable to 58.com Inc. of RMB18.2 million in the same quarter of 2016.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.42 (US$0.36) and RMB2.38 (US$0.36), respectively. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS[4] attributable to ordinary shareholders were RMB3.28 (US$0.49) and RMB3.23 (US$0.49), respectively.

1 This press release contains translations of certain Renminbi amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi (RMB) amounts into US$ amounts in this press release are made at RMB6.6369 to US$1.00, which was the U.S. dollars middle rate announced by the PRC State Administration of Foreign Exchange on September 29, 2017. The percentages stated in this press release are calculated based on the Renminbi amounts. On November 10, 2017, such exchange rate was RMB6.6282 to US$1.00.

2 Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Non-GAAP net income/(loss) attributable to 58.com Inc. is defined as net income/(loss) attributable to 58.com Inc. excluding share-based compensation expenses of the Company (net of the amount allocated to noncontrolling interests), amortization of intangible assets resulting from business acquisitions, share-based compensation expenses included in share of results of equity investees, loss on conversion of Guazi Convertible Note, gain on deconsolidation and disposal of business and income tax effects of GAAP to non-GAAP reconciling items. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4 Non-GAAP basic and diluted earnings/(loss) per ADS is defined as non-GAAP net income/(loss) attributable to 58.com Inc. divided by weighted average number of basic and diluted ADS.

Management Comments

“We have had another great quarter in which revenue again exceeded the high end of our guidance,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “We continued to drive traffic growth and expand user engagement by deploying new and innovative technologies, particularly on our mobile applications. We are the clear market leader in major categories such as jobs, rental and secondary housing in China in terms of traffic and revenues. We continue to see enormous market opportunities and will invest further to grow our platforms while improving operational efficiency.”

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “Our operating and net margins and cash flow all improved significantly when compared to a year ago as we continue to focus on improving operational and marketing efficiencies and develop more synergies from further consolidation of 58 and Ganji.”

Third Quarter 2017 Financial Results

Revenues

Total revenues were RMB2,722.5 million (US$410.2 million), representing an increase of 33.3% from RMB2,042.6 million in the same quarter of 2016.

Membership revenues were RMB994.1 million (US$149.8 million), an increase of 26.7% from RMB784.4 million in the same quarter of 2016. The increase in membership revenues was primarily driven by an increase in the number of subscription-based paying membership accounts. The total number of subscription-based paying membership accounts on the Company's platforms, which include 58.com, Ganji.com and Anjuke.com, was approximately 2,611,000 during the third quarter of 2017, a 26.3% increase from approximately 2,067,000 in the same quarter of 2016. The Company defines subscription-based paying membership accounts as the registered accounts through which users have purchased the Company’s membership subscriptions. The number of subscription-based paying membership accounts in a given period represents the paying merchant members whose membership subscriptions are in their service period at any point during the given period. Some paying merchant members purchase membership services from more than one Company platform which contributes separately to the revenues of each platform.

Online marketing services revenues were RMB1,660.5 million (US$250.2 million), an increase of 38.0% from RMB1,203.1 million in the same quarter of 2016. The increase was primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real-time bidding, priority listing and various other online marketing services.

Cost of Revenues

Cost of revenues was RMB227.8 million (US$34.3 million), an increase of 29.0% from RMB176.6 million in the same quarter of 2016. The year-over-year increase in the Company’s cost of revenues was primarily driven by increases in the cost of used goods sold on the Company’s Zhuan Zhuan platform.

Gross Profit and Gross Margin

Gross profit was RMB2,494.8 million (US$375.9 million), an increase of 33.7% from RMB1,866.1 million during the same quarter of 2016.

Gross margin was 91.6%, compared with 91.4% during the same quarter of 2016.

Operating Expenses

Operating expenses were RMB1,972.3 million (US$297.2 million), an increase of 14.5% from RMB1,722.8 million in the same quarter of 2016.

Sales and marketing expenses in the third quarter of 2017 were RMB1,346.2 million (US$202.8 million), an increase of 7.3% from RMB1,254.2 million in the same quarter in 2016.

Within sales and marketing expenses, advertising expenses accounted for RMB541.2 million (US$81.5 million) and RMB481.1 million in the third quarter of 2017 and 2016, respectively. The increase was primarily due to an increase in advertising expenses associated with the promotion of the 58.com and Zhuan Zhuan brands, which were partially offset by a decrease in advertising spending on Ganji.

Other sales and marketing expenses in the third quarter of 2017 were RMB805.0 million (US$121.3 million), an increase of 4.1% from RMB773.1 million in the same quarter in 2016. Other sales and marketing expenses primarily include salaries, benefits and sales commissions, as well as office overhead expenses associated with sales, customer service and marketing teams. The increase was primarily driven by increased commissions for the Company’s sales, customer service and marketing teams.

Research and development expenses in the third quarter of 2017 were RMB372.9 million (US$56.2 million), an increase of 22.0% from RMB305.5 million in the same quarter of 2016. The increase was primarily due to increased salary costs associated with the hiring of additional employees for the research and development of new features and services.

General and administrative expenses in the third quarter of 2017 were RMB253.3 million (US$38.2 million), an increase of 55.2% from RMB163.2 million in the same quarter of 2016. The increase was primarily driven by an increase in salaries, share-based compensation expenses and other administrative related expenses.

Income from Operations

Income from operations was RMB522.4 million (US$78.7 million) in the third quarter of 2017, compared with income from operations of RMB143.2 million in the same quarter of 2016. Operating margin, defined as income from operations divided by total revenues, was 19.2% in the third quarter of 2017, compared with 7.0% in the same quarter of 2016.

Non-GAAP income from operations was RMB663.4 million (US$99.9 million) in the third quarter of 2017, compared with non-GAAP income from operations of RMB266.3 million in the same quarter of 2016. Non-GAAP operating margin, defined as non-GAAP income from operations divided by total revenues, was 24.3% in the third quarter of 2017, compared with 13.0% in the same quarter of 2016.

Other Expenses

Other expenses in the third quarter of 2017 were RMB81.4 million (US$12.3 million), compared with other expenses of RMB350.2 million in the same quarter of 2016. Other expenses in the third quarter of 2017 mainly included a RMB182.1 million share of results of equity investees, which primarily consisted of a RMB175.1 million share of the net loss attributable to 58 Home’s ordinary shareholders calculated based on the Company’s ordinary shareholding in 58 Home, which was partially offset by investment income of RMB56.0 million and government subsidies of RMB49.8 million.

Net Income/(Loss) Attributable to 58.com Inc.

Net income attributable to 58.com Inc. was RMB353.3 million (US$53.2 million) in the third quarter of 2017, compared with net loss attributable to 58.com Inc. of RMB199.4 million in the same quarter of 2016. Net margin, defined as net income /(loss) attributable to 58.com Inc. divided by total revenues, was positive 13.0% in the third quarter of 2017, compared with negative 9.8% in the same quarter of 2016.

Non-GAAP net income attributable to 58.com Inc. was RMB478.7 million (US$72.1 million) in the third quarter of 2017, compared with net loss attributable to 58.com Inc. of RMB18.2 million in the same quarter of 2016. Non-GAAP net margin, defined as non-GAAP net income /(loss) attributable to 58.com Inc. divided by total revenues, was positive 17.5% in the third quarter of 2017, compared with negative 0.9% in the same quarter of 2016.

Basic and Diluted Earnings/(Losses) per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the third quarter of 2017 were RMB2.42 (US$0.36) and RMB2.38 (US$0.36), respectively, compared with RMB1.38 for both the basic and diluted losses per ADS attributable to ordinary shareholders in the same quarter of 2016.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the third quarter of 2017 were RMB3.28 (US$0.49) and RMB3.23 (US$0.49), respectively, compared with RMB0.13 for both the non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders in the same quarter of 2016.

Cash Flow

Net cash provided by operating activities was RMB699.1 million (US$105.3 million) in the third quarter of 2017, compared with net cash provided by operating activities of RMB546.8 million in the same quarter of 2016.

Cash and Cash Equivalents, Term Deposits and Short-term Investments

As of September 30, 2017, the Company had cash and cash equivalents, term deposits and short-term investments of RMB4,347.0 million (US$655.0 million).

Shares Outstanding

As of September 30, 2017, the Company had a total of 293,020,285 ordinary shares (including 244,980,025 Class A and 48,040,260 Class B ordinary shares) issued and outstanding. One ADS represents two Class A ordinary shares.

Business Outlook

Based on the Company’s current operations, total revenues for the fourth quarter of 2017 are expected to be between RMB2,625 million and RMB2,725 million. This represents a year-over-year increase of 25.3% to 30.1% in Renminbi amounts. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc., non-GAAP net margin and non-GAAP basic and diluted earnings/(loss) per share and per ADS by excluding share-based compensation expenses of the Company (net of the amount allocated to noncontrolling interests), amortization of intangible assets resulting from business acquisitions, share-based compensation expenses included in share of results of equity investees, loss on conversion of Guazi Convertible Note, gain on deconsolidation and disposal of business and income tax effects of above GAAP to non-GAAP reconciling items. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, non-cash gain or loss and income tax effects resulting from GAAP to non-GAAP reconciling items have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses of the Company (net of the amount allocated to noncontrolling interests), amortization of intangible assets resulting from business acquisitions, share-based compensation expenses included in share of results of equity investees, loss on conversion of Guazi Convertible Note, gain on deconsolidation and disposal of business and income tax effects of above GAAP to non-GAAP reconciling items, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on November 13, 2017 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-5225

U.S. Toll Free:	+1-866-235-9918

Hong Kong:	800-905945

China:	4001-201203

Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, November 20, 2017. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10114221

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,200,457	1,834,196	276,363
Restricted cash-current	1,151,940	668,014	100,652
Term deposits	26,361	＿	＿
Short-term investments	833,480	2,512,792	378,609
Accounts receivable, net	424,892	569,243	85,769
Prepayments and other current assets	426,056	747,988	112,701
Total current assets	4,063,186	6,332,233	954,094
Non-current assets:
Restricted cash-non-current	＿	792,000	119,333
Property and equipment, net	1,480,921	1,376,412	207,388
Intangible assets, net	1,532,228	1,365,301	205,714
Land use rights, net	3,766	3,708	559
Goodwill	15,903,677	15,903,677	2,396,251
Long-term investments	2,118,461	2,003,761	301,912
Long-term prepayments and other non-current assets	223,767	308,810	46,529
Total non-current assets	21,262,820	21,753,669	3,277,686
Total assets	25,326,006	28,085,902	4,231,780
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Short-term loans	1,842,720	581,311	87,588
Accounts payable	611,947	604,849	91,134
Deferred revenues	1,845,846	2,136,745	321,949
Customer advances	1,236,076	1,406,119	211,864
Taxes payable	62,084	143,117	21,564
Salary and welfare payable	553,506	540,730	81,473
Accrued expenses and other current liabilities	727,904	562,863	84,808
Total current liabilities	6,880,083	5,975,734	900,380
Non-current liabilities:
Long-term loan	150,000	863,467	130,101
Deferred tax liabilities	373,810	332,774	50,140
Other non-current liabilities	69,937	23,970	3,612
Total non-current liabilities	593,747	1,220,211	183,853
Total liabilities	7,473,830	7,195,945	1,084,233
Mezzanine equity:
Mezzanine classified noncontrolling interests	86,457	1,714,490	258,327
Total mezzanine equity	86,457	1,714,490	258,327
Shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 240,930,737 Class A and 48,740,260 Class B shares issued and outstanding as of December 31, 2016 and 244,980,025 Class A and 48,040,260 Class B shares issued and outstanding as of September 30, 2017, respectively)	18	18	3
Additional paid-in capital	20,907,599	21,289,598	3,207,762
Accumulated deficit	(3,070,735)	(2,136,662)	(321,937)
Accumulated other comprehensive loss	(138,597)	(63,825)	(9,617)
Total 58.com Inc. shareholders’ equity	17,698,285	19,089,129	2,876,211
Noncontrolling interests	67,434	86,338	13,009
Total shareholders’ equity	17,765,719	19,175,467	2,889,220
Total liabilities, mezzanine equity and shareholders’ equity	25,326,006	28,085,902	4,231,780

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2016	September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Membership	784,369	994,107	149,785	2,139,114	2,750,712	414,457
Online marketing services	1,203,112	1,660,502	250,192	3,174,397	4,334,005	653,016
E-commerce services	36,371	14,664	2,209	122,233	56,491	8,512
Other services	18,797	53,247	8,023	61,610	162,890	24,543
Total revenues	2,042,649	2,722,520	410,209	5,497,354	7,304,098	1,100,528
Cost of revenues(1)	(176,559)	(227,761)	(34,317)	(494,999)	(662,644)	(99,842)
Gross profit	1,866,090	2,494,759	375,892	5,002,355	6,641,454	1,000,686
Operating expenses(1):
Sales and marketing expenses	(1,254,181)	(1,346,202)	(202,836)	(3,716,678)	(3,873,773)	(583,672)
Research and development expenses	(305,510)	(372,873)	(56,182)	(794,508)	(1,010,543)	(152,261)
General and administrative expenses	(163,152)	(253,255)	(38,159)	(450,991)	(574,386)	(86,544)
Total operating expenses	(1,722,843)	(1,972,330)	(297,177)	(4,962,177)	(5,458,702)	(822,477)
Income from operations	143,247	522,429	78,715	40,178	1,182,752	178,209
Other income/(expenses):
Interest income/(expenses), net	(17,222)	1,664	251	(39,239)	(9,138)	(1,377)
Investment income/(loss), net	(1,632)	55,956	8,431	(13,417)	314,703	47,417
Share of results of equity investees	(354,332)	(182,087)	(27,436)	(701,562)	(489,067)	(73,689)
Gain on deconsolidation and disposal of businesses	＿	＿	＿	79,581	＿	＿
Foreign currency exchange income/(loss), net	(2,533)	313	47	(3,956)	497	75
Others, net	25,554	42,726	6,438	(13,562)	46,298	6,976
Income/(loss) before tax	(206,918)	441,001	66,446	(651,977)	1,046,045	157,611
Income tax benefits/(expenses)	12,169	(51,150)	(7,707)	13,341	(104,545)	(15,752)
Net income/(loss)	(194,749)	389,851	58,739	(638,636)	941,500	141,859
Add: Net loss/(income) attributable to noncontrolling interests	(556)	(1,785)	(269)	3,958	(3,904)	(588)
Less: Deemed dividend to mezzanine classified noncontrolling interests	(4,119)	(34,809)	(5,245)	(11,113)	(66,585)	(10,033)
Net income/(loss) attributable to 58.com Inc.	(199,424)	353,257	53,225	(645,791)	871,011	131,238
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - basic	(0.69)	1.21	0.18	(2.26)	2.99	0.45
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - diluted	(0.69)	1.19	0.18	(2.26)	2.96	0.45
Net earnings/(loss) per ADS attributable to ordinary shareholders – basic (1 ADS represents 2 Class A ordinary shares)	(1.38)	2.42	0.36	(4.51)	5.99	0.90
Net earnings/(loss) per ADS attributable to ordinary shareholders – diluted (1 ADS represents 2 Class A ordinary shares)	(1.38)	2.38	0.36	(4.51)	5.92	0.89
Weighted average number of ordinary shares used in computing basic earnings/(loss) per share	288,734,733	291,777,760	291,777,760	286,119,495	290,853,040	290,853,040
Weighted average number of ordinary shares used in computing diluted earnings/(loss) per share	288,734,733	296,419,017	296,419,017	286,119,495	294,437,994	294,437,994

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	(509)	1,141	172	103	2,139	322
Sales and marketing expenses	14,756	19,383	2,920	41,244	51,986	7,833
Research and development expenses	23,511	30,050	4,528	69,076	91,260	13,750
General and administrative expenses	27,824	40,459	6,096	89,401	106,441	16,038

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2016	September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$	RMB	RMB	US$
GAAP income from operations	143,247	522,429	78,715	40,178	1,182,752	178,209
Share-based compensation expenses[5]	65,582	85,581	12,895	199,824	246,374	37,122
Amortization of intangible assets resulting from business acquisitions	57,432	55,348	8,339	172,296	167,517	25,240
Non-GAAP income from operations	266,261	663,358	99,949	412,298	1,596,643	240,571

GAAP net income/(loss) attributable to 58.com Inc.	(199,424)	353,257	53,225	(645,791)	871,011	131,238
Share-based compensation expenses	65,582	85,581	12,895	199,824	246,374	37,122
Share-based compensation attributable to noncontrolling interests	＿	＿	＿	(151)	＿	＿
Amortization of intangible assets resulting from business acquisitions	57,432	55,348	8,339	172,296	167,517	25,240
Share-based compensation expenses included in share of results of equity investees	72,594	(1,972)	(297)	73,371	2,386	359
Loss on conversion of Guazi Convertible Note	＿	＿	＿	84,177	＿	＿
Gain on deconsolidation and disposal of business	＿	＿	＿	(79,581)	＿	＿
Income tax effects of GAAP to non-GAAP reconciling items[6]	(14,358)	(13,556)	(2,043)	(35,086)	(41,317)	(6,225)
Non-GAAP net income/(loss) attributable to 58.com Inc.	(18,174)	478,658	72,119	(230,941)	1,245,971	187,734

GAAP operating margin	7.0%	19.2%	19.2%	0.7%	16.2%	16.2%
Share-based compensation expenses	3.2%	3.1%	3.1%	3.6%	3.3%	3.3%
Amortization of intangible assets resulting from business acquisitions	2.8%	2.0%	2.0%	3.1%	2.3%	2.3%
Non-GAAP operating margin	13.0%	24.3%	24.3%	7.4%	21.8%	21.8%

GAAP net margin	(9.8)%	13.0%	13.0%	(11.7)%	11.9%	11.9%
Share-based compensation expenses	3.2%	3.1%	3.1%	3.6%	3.3%	3.3%
Share-based compensation attributable to noncontrolling interests	＿	＿	＿	(0.0)%	＿	＿
Amortization of intangible assets resulting from business acquisitions	2.8%	2.0%	2.0%	3.1%	2.3%	2.3%
Share-based compensation expenses included in share of results of equity investees	3.6%	(0.1)%	(0.1)%	1.3%	0.0%	0.0%
Loss on conversion of Guazi Convertible Note	＿	＿	＿	1.5%	＿	＿
Gain on deconsolidation and disposal of business	＿	＿	＿	(1.4)%	＿	＿
Income tax effects of GAAP to non-GAAP reconciling items	(0.7)%	(0.5)%	(0.5)%	(0.7)%	(0.6)%	(0.6)%
Non-GAAP net margin	(0.9)%	17.5%	17.5%	(4.3)%	16.9%	16.9%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings/(loss) per share	288,734,733	291,777,760	291,777,760	286,119,495	290,853,040	290,853,040
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings/(loss) per share	288,734,733	296,419,017	296,419,017	286,119,495	294,437,994	294,437,994
Weighted average number of ADS used in computing non-GAAP basic earnings/(loss) per ADS	144,367,366	145,888,880	145,888,880	143,059,747	145,426,520	145,426,520
Weighted average number of ADS used in computing non-GAAP diluted earnings/(loss) per ADS	144,367,366	148,209,508	148,209,508	143,059,747	147,218,997	147,218,997

Non-GAAP net earnings/(loss) per ordinary share attributable to ordinary shareholders - basic	(0.06)	1.64	0.25	(0.81)	4.28	0.64
Non-GAAP net earnings /(loss) per ordinary share attributable to ordinary shareholders - diluted	(0.06)	1.61	0.24	(0.81)	4.23	0.64
Non-GAAP net earnings /(loss) per ADS attributable to ordinary shareholders - basic	(0.13)	3.28	0.49	(1.61)	8.57	1.29
Non-GAAP net earnings /(loss) per ADS attributable to ordinary shareholders - diluted	(0.13)	3.23	0.49	(1.61)	8.46	1.27

5 In the third quarter of 2017, certain share-based awards with redemption features granted to our employees were expected to be settled in cash and were classified as liabilities. The share-based compensation expenses recognized for this type of awards amounted to RMB5.5 million in this period were excluded from the GAAP to non-GAAP reconciliation accordingly.

6 This is to exclude the income tax benefits related to amortization of intangible assets resulting from business acquisitions calculated at PRC statutory income tax rate of 25% and income tax expense related to dispose of business. Other GAAP to non-GAAP reconciling items have no income tax effect.